Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX
May 3, 2023

Not for release to US wire services or distribution in the United States

IPERIONX COMPLETES $20M PLACEMENT TO SCALE TITANIUM PRODUCTION

IperionX Limited (“IperionX”) (NASDAQ: IPX, ASX: IPX), a leader in the development of sustainable and circular titanium metal, is pleased to announce that it has received firm commitments for a placement of 20 million new fully paid ordinary shares at an issue price of A$1.00 per share (“New Shares”) to institutional, sophisticated and professional investors to raise gross proceeds of A$20 million before costs (“Placement”).

The Placement was led by IperionX’s two largest shareholders, Fidelity Management & Research Company (“FMR”) and Fidelity International (“FIL”), confirming their continued support for IperionX. Directors of IperionX also plan to participate in the Placement by subscribing for a total of 1 million shares, subject to Shareholder approval.

Proceeds from the Placement will be used to advance and scale IperionX’s patented titanium technologies, progress permitting and feasibility studies at the Titan Critical Mineral Project and for general corporate purposes.

The issue price of A$1.00 per New Share represents a 5% discount to the 10-day VWAP of A$1.05. As a result of the planned participation by Directors, the Placement will be completed in two tranches as follows:

(a)	19,000,000 New Shares will be issued on or about Wednesday, 10 May 2023 under Listing Rule 7.1 (“Institutional Placement"); and

(b)
1,000,000 New Shares will be issued to Directors subject to shareholder approval to be sought at a General Meeting of the Company’s shareholders. A notice of meeting will be sent to shareholders shortly to approve the Directors participation (“Director Placement”).

Canaccord Genuity (Australia) Limited acted as Lead Manager to the Placement.

This press release is not an offer or sale of the securities in the United States or in any other jurisdiction where such offer or sale is prohibited, and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933, as amended.

About IperionX

IperionX’s mission is to be the leading developer of low carbon titanium for advanced industries including space, aerospace, electric vehicles and 3D printing. IperionX’s breakthrough titanium technologies can produce titanium products that are low carbon and fully circular. IperionX is producing titanium metal powders from titanium scrap at its operational pilot facility in Utah and intends to scale production at a Titanium Demonstration Facility in Virginia. IperionX holds a 100% interest in the critical minerals Titan Project, which has the largest JORC resource of titanium, rare earth and zircon rich mineral sands in the United States.

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

www.iperionx.com

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1030 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

Timetable

Event	Date
Trading Halt and Bookbuild	Monday, 1 May 2023
Announcement of completion of Placement	Wednesday, 3 May 2023
Trading Halt lifted	Wednesday, 3 May 2023
Settlement of Institutional Placement	Tuesday, 9 May 2023
Allotment and Commencement of trading of Institutional Placement New Shares	Wednesday, 10 May 2023
General Meeting to approve Director Placement	Wednesday, 14 June 2023
Settlement of Director Placement	Friday, 15 June 2023
Allotment and Commencement of trading of Director Placement New Shares	Friday, 15 June 2023

The above timetable is indicative only and remains subject to change at the Company’s discretion, subject to compliance with applicable laws and the ASX Listing Rules.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.